UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                    May 2007

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


Trading Statement


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: May 24, 2007                                 By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date:  May 24, 2007                                By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

                                                                   24th May 2007

                                  BARCLAYS PLC

                                 TRADING UPDATE

"Barclays has had a strong start to the year. We continued to deliver double-digit profit growth on top of the outstanding performance in 2006 and made further significant investments across our businesses."

John Varley, Group Chief Executive


Barclays profit before tax for the first quarter of 2007 was 15 per cent ahead of the first quarter of 2006. Excluding gains from the sale and leaseback of property, profit before tax grew 10 per cent. Performance was particularly strong at Barclays Capital, which had its best quarter ever.


Business Commentary

Global Retail and Commercial Banking

UK Retail Banking delivered good growth in profit before tax. Growth in net interest income, reflecting a strong deposit performance, was moderated by lower net fees and commissions and other income. Market share of net new mortgages continued to improve. In UK Business Banking strong growth in profit before tax was driven by continued good income growth. We are on track to report a further two percentage point cost:income ratio improvement in UK Banking in 2007.

Profit before tax at Barclaycard improved on the run rate of the second half of 2006: income and expenses were broadly stable and the impairment charge was lower. Barclaycard US is on track to be profitable in 2007. Barclaycard completed the Monument credit card portfolio sale on 4th April 2007.

International Retail and Commercial Banking - excluding Absa profit grew strongly, excluding the contribution of FirstCaribbean International Bank, which was sold at the end of 2006. Income growth was strong and we continued to invest in the distribution network and infrastructure. International Retail and Commercial Banking - Absa delivered a very strong increase in profit before tax in Rand terms, driven by very strong growth in loans and good growth in deposits. Profit before tax in Sterling declined slightly owing to Rand depreciation.


Investment Banking and Investment Management

At Barclays Capital very strong profit growth was driven by broadly based income contributions across asset classes and regions, with excellent results in commodities, equities and mortgage products. The rate of profit growth was higher than the rate of growth in average DVaR. The acquisition of EquiFirst completed on 30th March 2007.

Barclays Global Investors delivered good growth in US Dollar income and profit. Profit before tax in Sterling saw a slight decline due to the depreciation of the US Dollar. The acquisition of Indexchange Investment AG completed on 8th February 2007.

Barclays Wealth delivered strong profit growth, driven by increased client funds and greater transaction volumes. Investment continued in client facing staff and infrastructure to drive future performance.


Capital

At 31st March 2007 Barclays Tier 1 Capital ratio was broadly in line with its targeted ratio of 7.25%.

Barclays completed its second parallel run under Basel II and reaffirms its expectation of a modest reduction in capital requirements.



                                    - ENDS -



Notes

1. Key trends set out above, unless stated otherwise, relate to the three months to 31st March 2007, and are compared to the corresponding three months of 2006.
2. Trends in income are expressed after the deduction of 'net claims and benefits on insurance contracts'.
3. There have been a number of changes to the Group structure and reporting for 2007. The businesses impacted are: UK Retail Banking, Barclaycard, International Retail and Commercial Banking and Barclays Wealth. There is no change to Group profit. Details of this restatement will be published ahead of the Interim results. The above narrative refers to the Group structure prior to this restatement.


Trading Update conference call and webcast details

The Group Finance Director's briefing will be available as a live conference call at 09.00 (BST) on Thursday, 24th May 2007. The telephone number for UK callers is 0845 359 0170 (+44 (0) 20 3003 2648 for all other locations), with the access code 'Barclays Trading Update'. The briefing will also be available as a live audio webcast on the Investor Relations website at: www.investorrelations.barclays.com and a recording will be posted on the website later.


Timetable

2007 Interim Results Announcement           Thursday, 2nd August 2007
Ex Dividend Date                            Wednesday, 15th August 2007
Dividend Record Date                        Friday, 17th August 2007
Dividend Payment Date                       Monday, 1st October 2007


All dates are provisional and subject to change.

For further information please contact

Investor Relations                  Media Relations
Mark Merson/James S Johnson         Stephen Whitehead/Alistair Smith
+44 (0) 20 7116 5752/2927           +44 (0) 20 7116 6060/6132


Forward Looking Statements

This document contains certain forward-looking statements within the meaning of
Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, impairment charges, business strategy, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, the further development of standards and interpretations under International Financial Reporting Standards (IFRS) applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, as well as UK domestic and global economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation, progress in the integration of Absa into the Group's business and the achievement of synergy targets related to Absa, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition - a number of which factors are beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements.

Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.